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                                                            EXHIBIT (a)(5)(B)

October 16, 2000

Dear Sunrise Medical Associate:

Today we are announcing a very significant change for Sunrise Medical. After careful deliberation, the Board of Directors has voted unanimously to accept a proposal for all the stock of the company to be purchased by an investment group led by me and other senior management, and two highly respected investment firms -- Vestar Capital Partners and Park Avenue Equity Partners. In the terminology of Wall Street, we are proposing to "take the company private" by purchasing the interests of existing shareholders and reducing the number of shareholders to a small number.

Along with everyone else involved in this effort, I am enthusiastically convinced that it will bring substantial benefits to the company, our Associates, customers, vendors, and investors. We believe the new ownership structure will give us much more financial strength and flexibility and allow us to compete aggressively in our industry.

I know that the first questions in your mind will revolve around what will happen to you and your job at Sunrise Medical. In any time of change within a company, such questions are natural. So let me tell you right away the most significant points about the proposed transaction:

 - The new ownership structure itself will not trigger significant changes in the way we operate the company. However, as you know from earlier communication, we are in the midst of intensive efforts to make ourselves more cost-competitive through our "One Sunrise" program, and these efforts will continue, including some expected changes in operations, staffing, and product lines.

 - The new owners of the company believe strongly in our prospects for the future. That is why they are investing more than $164 million in our company.

 - Compensation and benefits for Associates will not change, except that since we will no longer have publicly traded stock, the existing stock option plans will expire. With the exception of a few senior management individuals, vesting for all options will be accelerated to 100% vesting at the time the transaction is closed.

 - If you are a shareholder, the per-share price that will be offered provides a significant premium over the current and recent NYSE price of our stock.

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Along with this letter I am enclosing a press release issued by our company and its proposed new investor, Vestar Capital Partners. I also have enclosed a Questions and Answers document that addresses in more detail a number of issues we know will be on your mind.

At Sunrise Medical, we believe in the power of communication and information. Thus, we are doing everything we can to give you as much information as we can about this proposal. In the next day or so, you will be invited to view a videotape I have made to talk to you directly. We also have established easy ways for you to ask additional questions about what's going on, which will be explained to you at the meeting when you see the videotape. We expect to provide answers to all questions that Associates raise.

I know that major change such as this can be a real distraction, but I ask that in the days and weeks ahead as this proposed transaction moves forward, we all keep ourselves focused on our real job at hand -- providing great products and great service to our customers. Our commitment to innovation, product quality, and customer service has provided us a great foundation on which to build for future success. It is important that we keep that commitment during a period of change.

Again, I want to say how thrilled I am about this proposed advance for Sunrise Medical. I think it will be a great thing for each of us as members of the Sunrise Medical team, for our customers, and our current investors. It's going to be an exciting time. I look forward to working with you in the months and years ahead as we continue to grow and succeed.

Sincerely,

/s/ Michael N. Hammes
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Michael N. Hammes
President and Chief Executive Officer